SECURITIES AND EXCHANGE COMMISSION

                     Washington, DC   20549



   In the Matter of

     TRANSOK, INC.                        CERTIFICATE

                                              OF
CENTRAL AND SOUTH WEST
      CORPORATION                        NOTIFICATION

    File No. 70-7872

(Public Utility Holding
   Company Act of 1935)

Transok, Inc. ("Transok") is a wholly owned non-utility subsidiary of Central and South West Corporation ("CSW"), a public utility holding company. Transok's purpose, as a natural gas pipeline company, is to provide CSW's electric operating companies with a reliable and economical source of natural gas for their electric power generation needs. CSW's electric operating companies ("associate companies") are: Central Power and Light Company; Public Service Company of Oklahoma;
Southwestern Electric Power Company and West Texas Utilities Company. Transok also provides services to Central and South West Energy, Inc. and to Central and South West Services, Inc.

As a result of Security and Exchange Commission order number 70-7872 authorizing Transok's purchase of the common stock of Lear Petroleum Corporation ("Lear"), Transok is required to file semi-annual reports to include (a) current financial statements of Transok and Lear; (b) a separate listing of the types of services being rendered by Transok and Lear to (i) CSW's associate companies and (ii) non-associates; and (c) the total revenues received by Transok and Lear from and on behalf of CSW's associate companies, set forth separately, and from non-associates.

(A) Financial statements, including consolidated income statements for the years ended December 31, 1995, 1994 and 1993, consolidated balance sheets as of December 31, 1995, and 1994, and consolidated cash flow statements for the years ended December 31, 1995, 1994 and 1993, are attached hereto as Exhibit 1.

(B) A matrix of services provided to associates and non-associates is attached hereto as Exhibit 2.

(C)     Revenues  received from and on behalf of  each  associate
company  and  from  non-  associates is presented  in  Exhibit  3 attached hereto.

                            SIGNATURE



As requested by order of the Securities and Exchange Commission pursuant to the Public Utility Holding Company Act of 1935,
Transok, Inc. has duly caused this report to be signed on February 27, 1996.



                                   By   /s/ O. T. Stewart
                                        O.T. Stewart
                                   Vice President, Finance,
                                       and Treasurer
                                       Transok, Inc.